

August 20, 2014

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-54427**

Dear Mr. Blake:

We issued a comment on the above captioned filing on June 6, 2014. We note from your statement included in a letter to us dated July 7, 2014 that you intended to file the audited financial statements of Loyalty Staffing Services by August 15, 2014. We are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Until you file these financial statements, we will not declare effective any registration statements or post-effective amendments. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
(b) dividend or interest reinvestment plans;
(c) employee benefit plans;
(d) transactions involving secondary offerings; or
(e) sales of securities under Rule 144.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director